SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No.   6    )*

                                 Presstek, Inc.
             -----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   741113104
             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741113104                   13G                     Page 2 of 5 Pages



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Dr. Lawrence Howard
       ###-##-####

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States


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   NUMBER OF      5    SOLE VOTING POWER
     SHARES            1,356,564 (includes options to purchase 175,000 shares)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             43,762
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             1,356,564 (includes options to purchase 175,000 shares)
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       43,762

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,400,326 as of 12/31/95 (total of 1,225,326 shares plus 175,000 shares issuable upon exercise of immediately exercisable options)

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       9.4%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13G

Item 1(a).        Name of Issuer:

                  Presstek, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  8 Commercial Street
                  Hudson, N.H.  03051

Item 2(a).        Name of Person Filing:

                  Dr. Lawrence Howard

Item 2(b).        Address of Principal Business Office Or, If None,
                  Residence:

                  Howard Capital Partners, Inc.
                  660 Madison Avenue
                  New York, New York  10021

Item 2(c).        Citizenship:

                  United States of America

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  741113 10 4

Item 3. If this statement is filed pursuant to Rules 13d- 1(b) or 13d-2(b), check whether the person filing is a:

                  (a)-(h):  Not applicable.

Item 4.           Ownership:

                  (a) Amount Beneficially Owned: 1,400,326 shares of common stock as of December 31, 1995, including 1,159,064 shares owned by Dr. Howard, 17,500 shares owned by Dr. Howard's wife, 26,262 shares owned by Dr. Howard's wife as custodian for Dr. Howard's children, 22,500 shares owned by Dr. Howard as custodian for his children and 175,000 shares which may be purchased by Dr. Howard pursuant to currently exercisable options. All share amounts (including shares issuable upon exercise of options) have been adjusted to reflect the effect of (i) a 5-4 split of the Issuer's common stock effected in the form of a dividend of one share of common stock for each four shares of

                             Page 3 of 5 pages
                  common stock held of record by holders of record of common stock on August 19, 1994 and (ii) a 2-1 split of the Issuer's common stock effected in the form of a dividend of one share of common stock for each one share of common stock held of record by holders of record of common stock on May 1, 1995.

                  (b) Reference is made to Items Nos. 5-9 and 11 of the Cover Sheet. Calculation of percentage of beneficial ownership is based on 14,764,400 shares of the Issuer's common stock outstanding on December 31, 1995.

                  (c) Reference is made to Items Nos. 5-9 and 11 of the Cover Sheet.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of
                  Another Person:

                  Not applicable.

Item 7.           Identification and Classification of the
                  Subsidiary Which Acquired the Security Being
                  Reported on by the Parent Holding Company:

                  Not applicable.

Item 8. Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10.          Certification:

                  Not applicable.

                                Page 4 of 5 pages

                                      SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1996            Signature:   /s/ Dr. Lawrence Howard
                                                ------------------------
                                    Name/Title:  Dr. Lawrence Howard

                             Page 5 of 5 pages